File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                        HIDROELECTRICA RIO JURAMENTO S.A.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

         Foreign utility status is claimed by Hidroelectrica Rio Juramento S.A. ("Rio Juramento"), located in Salta, Argentina. Rio Juramento is the owner of Cabra Corral, a 102 megawatt hydroelectric facility with a large storage reservoir capable of inter-year storage, and El Tunal, a 10 megawatt hydroelectric facility capable of inter-seasonal storage.

         Rio Juramento is an indirectly 98 percent owned subsidiary of The AES Corporation which leases and operates the hydroelectric stations. Rio Juramento has exclusive rights to operate the facilities under a 30-year concession agreement, and sells electricity in the Argentine spot market.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.





By : __________________________
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Arlington, Virginia 22209
(703) 522-1315


Dated:  February 11, 1998